# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OCEANEERING INTERNATIONAL INC, CIK 0000073756
CUSIP: 675232102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5875 NORTH SAM HOUSTON PARKWAY WEST, SUI, HOUSTON, Texas (TX), 77086
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 14,043,390; shared voting power 0; sole dispositive power 14,272,880; shared dispositive power 0; aggregate amount beneficially owned 14,272,880 (14.2% of the class)

## Item 1. Issuer
Name of issuer: OCEANEERING INTERNATIONAL INC
Address of issuer's principal executive offices: 5875 NORTH SAM HOUSTON PARKWAY WEST, SUITE 400 HOUSTON TX 77086

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc., 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of institution (non-U.S. institution) or other detail: HC

## Item 4. Ownership
Amount beneficially owned: 14272880
Percent of class: 14.2
Sole power to vote or to direct the vote: 14043390
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14272880
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The interest of 1 such person, iShares Core S&P Small-Cap ETF, in the common stock of OCEANEERING INTERNATIONAL INC
is more than five percent of the total outstanding common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney Exhibit 99: Item 7

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (07/17/2025)